August 13, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Tenon Medical, Inc.
Registration Statement on Form S-3 (File No. 333-298245)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-298245) filed with the Securities and Exchange Commission by Tenon Medical, Inc. on August 11, 2026 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Jeffrey Wofford, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 876-0618.

Sincerely,

TENON MEDICAL, INC.

By:	/s/ Steven Foster
Name:	Steven Foster
Title:	Chief Executive Officer